Exhibit 99.1

MorphoSys AG

Q&A Session

14th March, 2024 | 13:00 CET

Transcript

Speakers:

Julia Neugebauer

Jean-Paul Kress

Tim Demuth

Lucinda Crabtree

Julia Neugebauer	Ladies and Gentlemen, good afternoon and good morning. My name is Julia Neugebauer, head of investor relations at MorphoSys, and it is my pleasure to welcome you to our fourth quarter and full year 2023 financial results conference call. Joining me on the call today are Jean-Paul Kress, our chief executive officer, Tim Demuth, our chief research and development officer, and Lucy Crabtree, our chief financial officer.

Additional information regarding the proposed acquisition of MorphoSys by Novartis will be filed with the United States Securities and Exchange Commission over the coming weeks, and we encourage investors to review this information when it becomes available.

I’d also like to remind you that some of the statements made during the call today are forward-looking statements, including statements regarding our development plans and expectations for compounds in our pipeline, as well as the development plans of our collaboration partners, and statements about the proposed acquisition of MorphoSys by Novartis.

These forward-looking statements are subject to a number of risks and uncertainties that may cause our actual results to differ materially, including those described in MorphoSys’ form 20-F and annual report, all for the year ended December 31st 2023, and, from time to time, in other SEC documents of MorphoSys. It is important to keep in mind that our statements on this webcast speak as of today.

This is the agenda for today’s call. Jean-Paul will begin with an overview of 2023 and an outlook for 2024. Tim will then share an update on our clinical development work, with a focus on pelabresib, and Lucy will follow this with a summary of our financial results. After our prepared remarks, we will open the call for your questions. I’ll now hand the call over to Jean-Paul.

Jean-Paul Kress	Good morning and good afternoon, everyone. Thanks for joining us today. 2023 was a critical and exciting year for MorphoSys. We’ve over-delivered on our key priorities, advanced our potential best and first-in-class oncology pipeline, and further strengthened our financial position, resulting in the company entering into a Business Combination Agreement on February 5th 2024, to be acquired by Novartis.

Pelabresib, our investigational BET inhibitor, is at the forefront of our promising pipeline. In 2023, we demonstrated the potential for pelabresib to shift the myelofibrosis treatment paradigm, as results from our phase 3 MANIFEST-2 study showed that all four disease hallmarks were improved with the pelabresib and ruxolitinib combination therapy over standard of care at 24 weeks.

Patients with myelofibrosis urgently need new options to treat this disease, and pursuing approval of pelabresib in first-line myelofibrosis remains our top priority. We also see great opportunity to expand pelabresib into other myeloid disease indications beyond myelofibrosis.

We are very pleased with the progress of tulmimetostat, our investigational next-generation dual inhibitor of EZH2 and EZH1, which has shown deep responses in heavily pre-treated patients across a broad array of advanced solid tumours and lymphomas in a phase 2 study. We are continuing investigations of this promising agent and look forward to further elucidating its therapeutic potential.

Because of this exceptional progress, we recently announced Novartis’ offer to acquire MorphoSys. After a thorough review of all strategic options, we firmly believe that this decision is in the best interest of MorphoSys, our shareholders and cancer patients. Novartis’ offer provides attractive, immediate, and certain cash value to MorphoSys shareholders. Novartis intends to offer MorphoSys shareholders €68 per share in cash, for a total equity value of €2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months, as of the unaffected January 25th 2024 close, respectively.

Additionally, Novartis’ ample resources, additional scientific expertise and global footprint can help accelerate pelabresib’s potential worldwide. Until the proposed transaction closes, MorphoSys and Novartis are acting as two separate companies. As such, MorphoSys has very clear priorities for the first half of this year.

First, we are focused on closing the Novartis acquisition, which we expect will occur in the first half of 2024. The closing process is progressing steadily, and we do not expect any issues. We received antitrust clearances in Germany and Austria and have also made antitrust filings in the US under the HSR Act. The next step in the takeover process is for Novartis to publish their offer document, which is expected next month. Both companies are fully committed to making the acquisition a reality.

Next, we are continuing to prepare regulatory filings for the pelabresib and ruxolitinib combination in first-line myelofibrosis with the intention of submitting applications to the US FDA and the European Medicines Agency in the middle of 2024. We are also working to complete transfer of tafasitamab to Incyte, our long-standing collaborator, following the announcement of its sale on February 5th 2024.

Lastly, we are diligently managing our cash runway and maintaining business continuity during this exciting inflection point for our company. I would now like to turn the call over to Tim to provide a development update. Tim, please?

Tim Demuth	Thank you, Jean-Paul. Good morning and good afternoon, everyone. Since our phase 3 MANIFEST-2 results were presented at the ASH Annual Meeting in December 2023, the myelofibrosis physician community has consistently stated that the pelabresib and ruxolitinib combination has the potential to shift the treatment paradigm of this debilitating and deadly disease.

Notably, in the MANIFEST-2 study, pelabresib and ruxolitinib nearly doubled the proportion of patients achieving at least a 35% reduction in spleen volume over placebo plus ruxolitinib at 24 weeks, meeting the primary endpoint of the study. This was a meaningful result given the known association between spleen volume reduction and patient survival. Additionally, compared with placebo plus ruxolitinib, the combination of pelabresib and ruxolitinib showed a strong positive trend in reducing symptom burden and improvements across measures of anaemia and bone marrow fibrosis at 24 weeks.

Very importantly, the pelabresib and ruxolitinib combination demonstrated safety results in line with assessments from prior clinical trials. Further, pelabresib and ruxolitinib was associated with fewer grade 3 or higher adverse events compared with placebo plus ruxolitinib. These findings point to the potential for pelabresib and ruxolitinib to become the new standard of care in myelofibrosis.

With these strong results in hand, our key objective is to bring pelabresib to patients as quickly as possible. This is why our number one priority is preparing and filing our regulatory submissions in the US and Europe by the middle of 2024. We are on track with this process and are confident that our comprehensive pelabresib data package will provide impactful evidence to the respective regulatory agencies.

We are also continuing to prioritise scientific communications and medical education work for pelabresib across the US and Europe through our experienced Medical Affairs team. We continue to collect safety and efficacy data, including duration of treatment data, from the MANIFEST-2 phase 3 study. Durability of response is key for physicians treating myelofibrosis, especially as the benefits of currently-approved therapies tend to fade over time. We have seen deep and durable responses in patients with myelofibrosis with the pelabresib and ruxolitinib combination at and beyond 60 weeks in the phase 2 MANIFEST study. We plan to share new data from MANIFEST-2 at a scientific congress in the first half of this year. I would now like to turn the call over to Lucy for an update on our financials.

Lucinda Crabtree	Thank you, Tim. Good morning and good afternoon, everyone. Despite an increasingly competitive environment, net US sales for Monjuvi grew to $92 million for the full year of 2023, reaching the higher end of our 2023 financial guidance. Total revenues in 2023 were €238.3 million, compared with €278.3 million in 2022. Recall that in 2022 we benefited from the execution of out-licensing agreements. Total cost of sales in 2023 were €58.4 million, compared with €48.6 million in 2022. This increase is largely due to one-off effects from write-downs on inventories recognised in 2023.

Next, we will turn to operating expenses. R&D expenses in 2023 were €283.6 million compared with €297.8 million in 2022. The decrease in R&D expenses reflects our current clinical study progress and the prioritisation of activities across our pipeline. Selling expenses also decreased to €81.4 million in 2023 compared with €92.4 million in 2022. The year-over-year decline is mainly due to active measures to streamline and focus our previous Monjuvi sales efforts.

G&A expenses amounted to €65.8 million for 2023 compared with €60.1 million in 2022. This increase was driven by a rise in share-based payment expenses. This is due to the increase in MorphoSys’s share price, which is the valuation basis for our share-based payment programmes. For the full year 2023, consolidated net loss was €189.7 million compared to a net loss of €151.1 million in 2022.

Because of the sale and transfer of tafasitamab to Incyte on February 5th 2024, MorphoSys 2024 financial guidance published on January 30th 2024 cannot be maintained and, therefore, was revoked. In 2024, we now expect R&D expenses of €170 million to €185 million, reflecting our investments in the development of pelabresib and tulmimetostat. SG&A expenses are expected to be between €90 million and €105 million.

Following the announcement of the tafasitamab sale, we started the transition process immediately and subsequently ceased all field sales activity, as tafasitamab was our only commercial product. As our agreement with Incyte did not include the transfer of MorphoSys employees, we made the extremely difficult decision to terminate employment of all customer-facing field sales colleagues.

The significant reduction of our forecasted 2024 R&D and SG&A expenses compared with 2023 can be attributed to both the sale of tafasitamab and the previously-announced implementation of broad measures to diligently manage all our available cash.

Please note, any effects from the implementation of the Novartis takeover offer are not included in this forecast. We ended 2023 with cash and investments of €680.5 million, which includes the proceeds from our successful raise of €102.7 million in gross funding. Our cash runway now extends until early 2026, inclusive of our convertible debt repayment. I’ll now turn the call back over to Jean-Paul.

Jean-Paul Kress	Before we open the line for questions, I want to conclude with a few words. 2023 has been marked by exceptional progress at MorphoSys, resulting in our proposed acquisition by Novartis. We are confident that Novartis’ global footprint and leadership in oncology innovation will accelerate the speed and scale at which the significant needs of cancer patients are addressed, with pelabresib at the forefront. We, and Novartis, are fully committed to making this proposed transaction a reality. With that, I would like to open the call for questions. Operator, please open the line.

Operator	Thank you very much. Ladies and gentlemen, at this time, we will begin the question and answer session. Anyone who wishes to ask a question may press star and one. If you wish to remove yourself from the question queue, you may press star and two. Anyone who has a question may press star and one at this time. Our first question today is from Derek Archila from Wells Fargo. Please, go ahead with your question.

Derek Archila	Good morning, thanks for taking the questions. Just two. How long after Novartis publishes the offer doc next month should we expect the deal to close? I don’t know if there are any analogues you could point to, similar situations? And I just wanted to confirm whether it would be you at MorphoSys or Novartis that would actually submit the NDA for pelabresib? Thank you.

Jean-Paul Kress	Thanks, Derek. Lucy will take the first part of the question.

Lucinda Crabtree	Yes, Derek, consistent with our guidance, we expect the deal to close in H1 2024.

Jean-Paul Kress	Tim, the second part of the question, please?

Tim Demuth	Sure. Hey, Derek. On the question who will submit the NDA, we said in the Business Combination agreement that we are operating as independent companies until the deal is closed, and so, with that, the guidance will be we will submit the NDA unless the deal is closed before, and then we’ll have to see.

Derek Archila	Got it, understood. Thank you so much.

Operator	Our next question comes from Xian Deng from UBS.

Xian Deng	Thank you so much. Thank you for taking my questions. Two, please. The first one is you mentioned you’ve got antitrust clearance already from Germany and Austria, and you’ve also made an antitrust filing in the US, I was just wondering if there were any other major ones that you’re still waiting to clear, and any updates you could share on that, please?

And the second one should be quite straightforward, just thought I’d try my luck. Just wondering if there’s anything you could actually disclose on where are you in terms of pre-NDA meeting, please? Thank you.

Jean-Paul Kress	Hi, Xian, this is Jean-Paul, I’ll take the first part, and Tim will comment on the FDA question. Yes, you’re correct, we’ve got the antitrust clearance from Germany and Austria. We filed for the US. No other jurisdictions are expected to be needed here. And good progress has been made and is being made. Tim, on the FDA question?

Tim Demuth	Sure. Hi, Xian, this is Tim. We said in the prepared remarks, Jean-Paul as well as myself, that we are intending to file mid-year this year to US FDA as well as EMA. In terms of pre-NDA meeting, we have the practice here at MorphoSys that we do not publicly discuss details of our interactions with regulatory agencies. We previously said, and we stick with that, that having a pre-NDA meeting is a formality that many companies typically do following positive phase 3 data, and I can just reiterate that we remain confident that the comprehensive data package will provide impactful evidence to the respective regulatory agencies. So everything’s on track.

Xian Deng	Thank you very much.

Operator	Ladies and gentlemen, I repeat, if you would like to ask a question, please press star and one. There are no further questions at this time, and I will hand back to Julia Neugebauer for closing comments.

Julia Neugebauer	Ladies and gentlemen, this concludes today’s conference call. MorphoSys’s investor relations team is available to answer any follow-up questions for the remainder of the day. Once again, thank you for joining. Have a great day, and goodbye.

Additional Information and Where to Find It

The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis-TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179.

In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors.

In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document.

Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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